Exhibit 99.1

Silicon Motion Announces Results for the Period Ended September 30, 2014

Third Quarter 2014

Financial Highlights

•	Net sales increased 25% quarter-over-quarter to US$86.6 million from US$69.4 million in 2Q14

•	Gross margin (non-GAAP1) increased to 52.9% from 52.2% in 2Q14

•	Operating expenses (non-GAAP) increased to US$22.1 million from US$19.9 million in 2Q14

•	Operating margin (non-GAAP) increased to 27.3% from 23.5% in 2Q14

•	Diluted earnings per ADS (non-GAAP) increased to US$0.57 from US$0.41 in 2Q14

Business Highlights

•	Highest quarterly revenue, net income (non-GAAP) and EPS (non-GAAP) in our corporate history

•	Embedded storage revenue, led by sales of our eMMC controllers, increased by 25% sequentially and continued to account for more than half of total revenue

•	Cache SSDs using our controller are now shipping to three tier-one global PC OEMs

•	Our SATA 3 client SSD controller has secured SSD platform wins at three NAND flash makers for production in early 2015—one additional NAND flash maker than last quarter

•	Shipping our LTE-Advanced transceiver to Samsung for several smartphones and tablets, including the Galaxy Alpha, Galaxy Note 4 and Galaxy Note 4 Edge, all for the Korean market

Taipei, Taiwan, October 30, 2014 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended September 30, 2014. For the third quarter, net sales increased 25% quarter-over-quarter to US$86.6 million from US$69.4 million in the second quarter. Net income (non-GAAP) of US$19.7 million or US$0.57 per diluted ADS in the third quarter increased as compared to US$14.1 million or US$0.41 per diluted ADS in the second quarter.

GAAP net income for the third quarter increased quarter-over-quarter to US$14.6 million or US$0.43 per diluted ADS from a GAAP net income of US$13.9 million or US$0.41 per diluted ADS in the second quarter.

[1]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, foreign exchange gain (loss), and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

Third Quarter 2014 Financial Review

Commenting on the results of the third quarter, Silicon Motion’s President and CEO Wallace Kou said:

“In the third quarter, we grew our total sales by 25% sequentially to $86.6 million, the highest quarterly revenue in the Company’s history. Our rapid growth was led by 25% sequential revenue growth from our largest product family, our embedded storage products, comprised primarily of eMMC, client SSD and industrial SSD controllers.

Our eMMC controller revenue continued to grow strongly this quarter as SK Hynix, our largest eMMC controller customer, further expanded its eMMC market share by increasing sales to Chinese OEMs that are expanding production of low-cost smartphones for emerging growth markets. Separately, our SATA 3 client SSD controllers are becoming increasingly significant in the retail aftermarket and we expect to scale our share within the PC OEM SSD market beginning early 2015. Our storage OEM customer is already shipping in limited volume cache SSDs using our controllers to three global PC OEMs and has full-size SSD design-wins with these PC OEMs, with sales to begin in early 2015. We also have SSD controller platform wins with three NAND flash vendors—one more than last quarter—for initial sales to begin in early 2015.

We are pleased by the rebound of our LTE transceiver business as Samsung began shipping to the Korean market a number of new smartphones and tablets using our LTE-Advanced transceiver, including the highly anticipated Galaxy Alpha, Galaxy Note 4 and Galaxy Note 4 Edge.”

Sales

Net sales in the third quarter were US$86.6 million, an increase of 25% compared with the second quarter. For the quarter, mobile storage products accounted for 83% of net sales and mobile communications 15% of net sales.

Net sales of our mobile storage products, which are primarily include eMMC, SSD, memory card and USB flash drive controllers, increased 23% sequentially in the third quarter to US$72.2 million.

Net sales of mobile communications products, which primarily include LTE transceivers and mobile TV IC solutions, increased 48% sequentially to US$12.6 million in the third quarter.

Gross and Operating Margins

Gross margin (non-GAAP) increased to 52.9% in the third quarter as compared to 52.2% in the second quarter. GAAP gross margin increased in the third quarter to 52.8% as compared to 52.2% in the second quarter.

Operating expenses (non-GAAP) in the third quarter were US$22.1 million, an increase from US$19.9 million in the second quarter. Operating margin (non-GAAP) was 27.3%, an increase from 23.5% in the previous quarter. GAAP operating margin was 21.9% for the third quarter, a decrease from 22.7% in the second quarter.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.5 million, unchanged from the second quarter. GAAP net total other income was US$0.1 million, a decrease from US$1.0 million in the second quarter.

Earnings

Net income (non-GAAP) was US$19.7 million for the third quarter, an increase from US$14.1 million in the second quarter. Diluted earnings per ADS (non-GAAP) were US$0.57 in the third quarter, an increase from US$0.41 per ADS in the second quarter.

GAAP net income was US$14.6 million for the third quarter, an increase from US$13.9 million in the second quarter. Diluted GAAP earnings per ADS in the third quarter were US$0.43, an increase from US$0.41 per ADS in the second quarter.

Balance Sheet

Cash and cash equivalents, and short-term investments increased at the end of the third quarter to US$165.2 million from US$160.9 million at the end of the second quarter.

Cash Flow

Our cash flows were as follows:

3 months ended September 30, 2014

(In US$ millions)
Net income	14.6
Depreciation & amortization	1.7
Changes in operating assets and liabilities	(6.2)
Others	4.6

Net cash provided by (used in) operating activities	14.7

Acquisition of property and equipment	(6.1)
Others	0.8

Net cash provided by (used in) investing activities	(5.3)

Dividend	(5.1)
Others	0.3

Net cash provided by (used in) financing activities	(4.8)

Effects of changes in foreign currency exchange rates on cash	(0.4)

Net increase (decrease) in cash and cash equivalents	4.2

During the third quarter, we had US$6.1 million of capital expenditures, with US$4.5 million spent on the purchase of additional R&D facilities and US$1.6 million for the purchase of software and design tools.

Returning Value to Shareholders

On July 28, 2014 the Board of Directors of the Company declared a US$0.15 per ADS quarterly dividend. On August 20, we paid $5.1 million as dividend payments to our shareholders.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“Our 4Q sales will be seasonally down, similar to past years. Overall, 2014 is a strong year for Silicon Motion as we believe that we will grow our revenue by 27 to 29% this year. We are well positioned for 2015 based on our growing pipeline of design wins in the eMMC and SSD growth markets. Presently, we believe that 2015 will show further growth, with incremental growth from our two eMMC NAND flash partners and from many SSD business engagements with three NAND flash partners, a storage OEM, and many module makers.”

For the fourth quarter of 2014, management expects:

•	Revenue to decrease 5% to 10% sequentially

•	Gross margin (non-GAAP) to be in the 50% to 52% range

•	Operating expenses (non-GAAP) of approximately US$21 to US$23 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on October 30, 2014.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 800 742 9301

USA (Toll): 1 845 507 1610

Taiwan (Toll Free): 0080 161 5198

Participant Passcode: 1433 5250

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 1433 5250

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Other non-recurring items:

–	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

–	Vendor dispute charges relate to the write down of certain unsalable inventory due to defects in the components provided by our vendor. These parts were supplied to us at a quality below levels previously specified and agreed. All parts known to be defective have been identified and are within our control. We have resolved this matter with our vendor and recovered in 1Q 2013 the full value of the inventory being written off. This charge (as well as the amount recovered) has been excluded from our non-GAAP results as we believe this is an unusual, non-recurring and unplanned activity.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2013 (US$)	Jun. 30, 2014 (US$)	Sep. 30, 2014 (US$)
Net Sales	57,132	69,411	86,561
Cost of sales	29,312	33,210	40,885

Gross profit	27,820	36,201	45,676
Operating expenses
Research & development	10,469	13,786	17,728
Sales & marketing	3,274	3,575	4,724
General & administrative	2,656	3,085	4,230

Operating income	11,421	15,755	18,994
Non-operating income (expense)
Gain on sale of investments	3	1	1
Interest income, net	415	548	466
Foreign exchange gain (loss),net	306	450	(375)
Others, net	10	1	—

Subtotal	734	1,000	92

Income before income tax	12,155	16,755	19,086
Income tax expense	2,576	2,810	4,465

Net income	9,579	13,945	14,621

Basic earnings per ADS	$0.29	$0.41	$0.43
Diluted earnings per ADS	$0.29	$0.41	$0.43
Margin Analysis:
Gross margin	48.7%	52.2%	52.8%
Operating margin	20.0%	22.7%	21.9%
Net margin	16.8%	20.1%	16.9%
Additional Data:
Weighted avg. ADS equivalents[2]	32,879	33,738	33,848
Diluted ADS equivalents	33,318	34,063	34,347

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2013 (US$)	Jun. 30, 2014 (US$)	Sep. 30, 2014 (US$)
GAAP net income	9,579	13,945	14,621
Stock-based compensation:
Cost of sales	38	15	109
Research and development	853	289	2,805
Sales and marketing	402	83	740
General and administrative	203	43	667

Total stock-based compensation	1,496	430	4,321

Non-recurring items:
Litigation expenses	63	146	337
Foreign exchange loss (gain),net	(306)	(450)	375

Non-GAAP net income	10,832	14,071	19,654

Shares used in computing non-GAAP diluted earnings per ADS	33,637	34,130	34,682
Non-GAAP diluted earnings per ADS	$0.32	$0.41	$0.57
Non-GAAP gross margin	48.8%	52.2%	52.9%
Non-GAAP operating margin	22.7%	23.5%	27.3%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2013 (US$)	Sep. 30, 2014 (US$)
Net Sales	172,819	208,820
Cost of sales	91,653	101,319

Gross profit	81,166	107,501
Operating expenses
Research & development	34,121	43,421
Sales & marketing	10,019	11,890
General & administrative	8,658	9,945

Operating income	28,368	42,245
Non-operating expense (income)
Gain on sale of investments	3	3
Interest income, net	1,252	1,488
Foreign exchange gain (loss),net	(98)	(155)
Others, net	124	3

Subtotal	1,281	1,339

Income before income tax	29,649	43,584
Income tax expense	7,689	11,190

Net income	21,960	32,394

Basic earnings per ADS	$0.66	$0.96

Diluted earnings per ADS	$0.65	$0.95

Margin Analysis:
Gross margin	47.0%	51.5%
Operating margin	16.4%	20.2%
Weighted average ADS:
Basic	33,120	33,590
Diluted	33,632	34,125

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2013 (US$)	Sep. 30, 2014 (US$)
GAAP net income	21,960	32,394
Stock-based compensation:
Cost of sales	148	182
Research and development	3,199	4,162
Sales and marketing	1,306	1,037
General and administrative	750	915

Total stock-based compensation	5,403	6,296

Non-recurring items:
Vendor dispute	(1,717)	—
Litigation expenses	254	244
Foreign exchange loss (gain), net	98	155

Non-GAAP net income	25,998	39,089

Shares used in computing non-GAAP diluted earnings per ADS	34,034	34,305
Non-GAAP diluted earnings per ADS	$0.76	$1.14
Non-GAAP gross margin	46.1%	51.6%
Non-GAAP operating margin	18.7%	23.4%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30, 2013 (US$)	Jun. 30, 2014 (US$)	Sep. 30, 2014 (US$)
Cash and cash equivalents	160,430	160,204	164,445
Short-term investments	2,946	743	730
Accounts receivable (net)	30,444	41,732	37,152
Inventories	28,816	45,185	55,329
Refundable deposits - current	15,280	19,829	19,315
Deferred income tax assets (net)	1,111	631	368
Prepaid expenses and other current assets	4,696	3,872	4,032

Total current assets	243,723	272,196	281,371
Long-term investments	133	133	133
Property and equipment (net)	28,780	30,234	34,498
Goodwill and intangible assets(net)	35,471	35,481	35,474
Other assets	4,327	4,814	4,563

Total assets	312,434	342,858	356,039

Accounts payable	13,533	27,922	22,725
Income tax payable	7,309	9,291	12,097
Accrued expenses and other current liabilities	22,676	18,451	20,453

Total current liabilities	43,518	55,664	55,275
Other liabilities	3,921	6,325	6,201

Total liabilities	47,439	61,989	61,476
Shareholders’ equity	264,995	280,869	294,563

Total liabilities & shareholders’ equity	312,434	342,858	356,039

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. For the mobile communications market, our key products are LTE transceivers and mobile TV IC solutions. Our products are widely used in smartphones, tablets, and industrial and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected fourth quarter of 2014 and full year 2014 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter of 2014. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2014. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Jason Tsai

Director of IR and Strategy

Tel: +1 408 519 7259

Fax: +1 408 519 7101

E-mail: jtsai@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com

Investor Contact: Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 560 0336 E-mail: ir@siliconmotion.com